SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 .

CERTIDÃO

OCTINGENTÉSIMA VIGÉSIMA OITAVA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

Certifica-se, para os devidos fins, que, aos vinte e dois dias do mês de fevereiro do ano de dois mil e dezenove, às 9h, o Conselho de Administração da da Centrais Elétricas Brasileiras S.A. – Eletrobras se reuniu no Escritório da ELETROBRAS em São Paulo, Edifício SP Trade, Rua Funchal nº 375, 14º andar, Vila Olímpia, São Paulo – SP. Assumiu a presidência dos trabalhos o Conselheiro JOSÉ GUIMARÃES MONFORTE, estando presentes ainda os Conselheiros WILSON FERREIRA JR, JOSÉ PAIS RANGEL, ARIOSTO ANTUNES CULAU, ELVIRA BARACUHY CAVALCANTI PRESTA, EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA,  VICENTE FALCONI CAMPOS e, por videoconferência: MANOEL ARLINDO ZARONI TORRES, WALTER BAÈRE DE ARAÚJO FILHO e CARLOS EDUARDO RODRIGUES PEREIRA. 5. REPORTE DO COMITÊ DE GESTÃO, PESSOAS E ELEGIBILIDADE – CGPE: 5.1. O Conselheiro MANOEL ARLINDO ZARONI TORRES, na qualidade de Coordenador do Comitê de Gestão, Pessoas e Elegibilidade – CGPE, reportou aos demais Conselheiros que referido órgão de assessoramento, em reunião realizada em 21.02.2019, acompanhou e analisou, dentre outros, o tema abaixo: Agenda temática de atividades para o CGPE no exercício social de 2019. O Coordenador MANOEL ARLINDO ZARONI TORRES informou que o CGPE analisou e manifestou aquiescência à proposta de agenda temática para este comitê no exercício social de 2019, com a inclusão do seguinte assunto de discussão: plano integrado de gestão de pessoas e planejamento de sucessão. Observou ainda que a agenda temática representa uma das medidas do plano de ação para endereçar melhorias vislumbradas no último processo de avaliação independente deste colegiado. Neste sentido, relatou que o Comitê solicitou ao Departamento de Governança a feitura de uma apresentação que demonstrasse uma visão ampla e integrada das medidas em curso relacionadas à gestão de pessoas e planejamento de sucessão, inclusive quanto à reavaliação das estruturas das diretorias corporativas das empresas. Informou ainda que o CGPE solicitou que fosse envolvido nas discussões sobre o tema em questão. 7. REPORTE DO COMITÊ DE ESTRATÉGIA, GOVERNANÇA E SUSTENTABILIDADE – CEGS: O Presidente JOSÉ GUIMARÃES MONFORTE, na qualidade de Coordenador do Comitê de Estratégia, Governança e Sustentabilidade – CEGS, reportou ao colegiado que referido órgão de assessoramento realizou acompanhamento, dentre outros, do seguinte assunto na reunião de 21.02.2019: Agenda temática de atividades para o CEGS no exercício social de 2019. O Coordenador JOSÉ GUIMARÃES MONFORTE informou que o CGPE analisou e manifestou aquiescência à proposta de agenda temática para este comitê no exercício social de 2019, a qual representa uma das medidas do plano de ação para endereçar melhorias vislumbradas no último processo de avaliação independente deste colegiado. Em apertado resumo, informou que o CEGS participará mais ativamente do processo de planejamento estratégico, juntamente com este colegiado. O CEGS fará ainda acompanhamento trimestral de projetos estratégicos, metas e indicadores. Por fim, o CEGS alinhará com CAE temas de interesse comum para que haja participação conjunta, a fim de minorar a tomada de tempo da gestão (Ex: comercialização, acompanhamento de projetos e de carteira de participações). 9. PONTOS DE DELIBERAÇÃO DA HOLDING: 9.1. Os Conselheiros proferiram seus votos com base na documentação apresentada e, no exercício de seu juízo de mérito, decidiram aprovar as seguintes matérias de deliberação: DEL-016/2019. Revisão da Agenda Temática e do Calendário Anual de Reuniões do Conselho de Administração da Eletrobras para o exercício social de 2019. Aprovação dos Calendários e Agendas temáticas para CEGS e CGPE. Quórum: Aprovação à Unanimidade, tendo o colegiado acolhido ainda as recomendações do Conselheiro MAURO GENTILE RODRIGUES DA CUNHA e do Presidente JOSÉ GUIMARÃES MONFORTE, a fim de que a agenda temática do CA preveja: (i) deliberação sobre sistema de gestão de riscos ao menos uma vez por ano, na forma de proposta de diretoria com manifestação prévia do CAE; (ii)

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CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 .

apresentação informativa quadrimestral sobre gestão de riscos de geração e transmissão. O Conselheiro MAURO GENTILE RODRIGUES DA CUNHA registrou que terá dificuldades para compatibilizar o novo calendário de reuniões com seus outros compromissos pessoais previamente agendados. Não obstante, reconhece a importância da medida adotada e se compromete a se esforçar ao máximo para que haja menor comprometimento possível de sua atuação nas reuniões deste colegiado. A presente certidão é lavrada e assinada por mim, BRUNO KLAPPER LOPES, Secretário de Governança da Eletrobras.

Rio de Janeiro, 30 de outubro de 2019.

BRUNO KLAPPER LOPES

Secretário de Governança

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.